Exhibit 99.1

SYSTEMS XCELLENCE INC.
Consolidated Balance Sheets

	(unaudited)
	March 31,	December 31,
	2007	2006
	(All amounts are in US dollars)
ASSETS

Current assets
Cash and cash equivalents (note 6)	$76,966,895	$70,943,380
Accounts receivable, net of allowance for doubtful accounts of $214,276 (December 31, 2006 - $214,276)	15,722,360	14,311,573
Unbilled revenue	2,573,132	1,975,765
Prepaid expenses	1,503,786	2,026,248
Inventory	283,242	260,234
Future tax asset	2,145,532	2,359,903
Total current assets	99,194,947	91,877,103

Capital assets	13,922,038	10,113,858

Goodwill and other intangible assets (note 7)	26,845,147	27,241,147

Future tax asset	1,825,034	1,992,039

Total Assets	$141,787,166	$131,224,147

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$1,958,461	$654,976
Salaries and wages payable	2,592,900	4,183,314
Pharmacy benefit management rebates payable (note 6 (a))	2,521,673	1,172,801
Income taxes payable	2,271,057	594,274
Pharmacy benefit claim payments payable	5,719,492	2,963,719
Accrued liabilities	2,745,514	3,456,710
Deferred revenue	3,611,474	3,241,924
Total current liabilities	21,420,571	16,267,718

Deferred lease inducements	3,344,730	3,168,757
Deferred rent	557,565	297,608
Total liabilities	25,322,866	19,734,083

Shareholders' equity
Capital stock (note 3)	101,067,404	99,839,769
Contributed surplus	4,432,927	4,418,461
Retained earnings	10,963,969	7,231,834
Total shareholders' equity	116,464,300	111,490,064

Total Liabilities and Shareholders' Equity	$141,787,166	$131,224,147

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.
Consolidated Statements of Operations

	Three months ended
	March 31,
	2007	2006
	(unaudited)

Revenue:
Transaction processing	$13,832,360	$8,754,170
Maintenance	4,075,325	3,656,662
Professional services	3,304,681	4,372,418
System sales	3,109,580	2,553,903
Total revenue	24,321,946	19,337,153

Cost of revenue	9,262,388	7,605,479
Gross profit	15,059,558	11,731,674

Expenses:
Product development costs	2,886,124	2,105,361
Selling, general and administration	5,888,854	3,868,605
Depreciation and amortization	1,335,714	896,625
Lease termination	-	757,815
Stock-based compensation (note 4)	403,912	478,857
	10,514,604	8,107,263

Income before the undernoted	4,544,954	3,624,411

Interest income	(1,057,538)	(483,801)
Interest expense	30,922	390,478
Net interest income	(1,026,616)	(93,323)

Loss on disposal of capital assets	133,489	-
Other income	(1,346)	-

Income before income taxes	5,439,427	3,717,734

Income tax expense (recovery):
Current	1,846,128	678,007
Future	(138,836)	(2,536,805)
	1,707,292	(1,858,798)

Net income	$3,732,135	$5,576,532

Earnings per share:
Basic	$0.18	$0.33
Diluted	$0.17	$0.31

Weighted average number of shares used in computing earnings per share:
Basic	20,552,304	16,951,083
Diluted	21,747,608	18,037,060

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.
Consolidated Statements of Cash Flows

	Three months ended
	March 31,
	2007	2006
	(unaudited)

Cash flow from operations:
Net income	$3,732,135	$5,576,532
Items not involving cash, net of effects from acquisition:
Depreciation of capital assets	939,714	499,189
Amortization of intangible assets	396,000	397,436
Deferred lease inducements	(71,419)	-
Deferred charges- long-term debt	-	47,012
Net loss on disposal of capital assets	133,489	-
Stock-based compensation	403,912	478,857
Future tax asset	381,427	(2,536,805)
Cash received for lease inducement	-	757,815
Changes in working capital (note 6)	3,904,113	(2,688,376)
Net cash provided by operations	9,819,371	2,531,660

Cash flow from investing activities:
Purchase of capital assets	(4,890,784)	(1,384,948)
Lease inducements received	247,442	-
Proceeds from disposal of capital assets	9,300	-
Net cash used in investing activities	(4,634,042)	(1,384,948)

Cash flow from financing activities:
Proceeds from exercise of options	838,186	81,997
Repayment of debt	-	(326,905)
Net cash provided by financing activities	838,186	(244,908)

Increase in cash and cash equivalents	6,023,515	901,804

Cash and cash equivalents, beginning of period	70,943,380	35,951,932

Cash and cash equivalents, end of period	$76,966,895	$36,853,736

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.
Consolidated Statements of Changes in Shareholders' Equity
(unaudited)

	Common Stock		Contributed	Retained
	Number	Amount	Surplus	Earnings (deficit)	Total

Balance at December 31, 2006	20,444,490	$99,839,769	$4,418,461	$7,231,834	$111,490,064
Net income	-	-	-	3,732,135	3,732,135
Exercise of stock options	146,750	1,227,635	(389,446)	-	838,189
Stock-based compensation	-	-	403,912	-	403,912
Balance at March 31, 2007	20,591,240	$101,067,404	$4,432,927	$10,963,969	$116,464,300

Balance at December 31, 2005	16,938,833	$63,714,859	$2,050,733	$(6,294,784)	$59,470,808
Net income	-	-	-	5,576,532	5,576,532
Exercise of stock options	32,000	81,997	-	-	81,997
Stock-based compensation	-	-	478,857	-	478,857
Balance at March 31, 2006	16,970,833	$63,796,856	$2,529,590	$(718,252)	$65,608,194

See accompanying notes to consolidated financial statements.

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007
(All amounts are in US dollars, except where indicated)

1.    Basis of presentation

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) for interim financial statements, which, except as described in Note 7, conform in all material respects with accounting principles generally accepted in the United States (“U.S. GAAP”).

Certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP have been condensed or excluded. As a result, these unaudited interim consolidated financial statements do not contain all disclosures required to be included in the annual financial statements and should be read in conjunction with the most recent audited annual consolidated financial statements and notes thereto for the year ended December 31, 2006.

The financial information included herein reflects all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods presented. The results of operations for the three month period ended March 31, 2007 are not necessarily indicative of the results to be expected for the full year.

2.    Summary of significant accounting policies

These unaudited interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited annual consolidated financial statements and notes thereto for the year ended December 31, 2006, except as noted below in section (f), “Newly adopted accounting standards.”

(a)  Use of estimates:

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Significant items subject to such estimates and assumptions include revenue recognition, purchase price allocation in connection with acquisitions, valuation of capital assets, valuation of intangible assets and goodwill and valuation allowances for receivables and income taxes. Actual results could differ from those estimates.

(b)  Revenue recognition:

The Company's revenue is derived from transaction processing services, systems sales, including software license sales and hardware sales, maintenance, and professional services.

The Company recognizes revenue when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the service or product has been provided to the customer; (3) the collection of fees is reasonably assured; (4) the amount of fees to paid by the customer is fixed or determinable; and (5) no uncertainties exist surrounding product acceptance.

Transaction processing revenue: Revenue from transaction processing includes ASP and switching services. ASP services include primarily hosting, claims adjudication, customer support, financial reporting, on-line and off-line data storage and rebate administration services. The Company earns a transaction fee for each transaction processed and accounts for its revenue under EITF 00-21, Revenue Arrangements with Multiple Deliverables. The Company recognizes revenue at the time the transaction is processed provided the related contracts include a substantive minimum monthly payment which exceeds the fair value of the undelivered elements. If a substantive monthly minimum payment does not exist in the customer contract, the fair value of the undelivered elements is deferred.

Switching services include transaction processing services, and the revenue is recognized as the services are performed.

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

System sales revenue: Revenue from software licenses is recognized in accordance with the American Institute of Certified Public Accountant’s Statement of Position (“SOP”) No. 97-2, Software Revenue Recognition, as modified by SOP 98-9, Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions,. Revenue is recognized when a license agreement is executed with the customer, the software product has been delivered, the amount of the fees to be paid by the customer is fixed and determinable, and collection of these fees is deemed probable. Fees are reviewed related to arrangements with significant payment due beyond normal trading terms, to evaluate whether they are fixed or determinable. If the fee is not fixed or determinable, revenue is recognized as the payments become due from the customer. In cases where collectibility is not deemed probable, revenue is recognized upon receipt of cash, assuming all other criteria have been met.

Typically, software license agreements are multiple element arrangements as they also include professional services, related maintenance, hardware, and/or implementation services fees. Arrangements that include consulting services are evaluated to determine whether those services are considered essential to the functionality of the software.

When services are considered essential to the functionality of the software, license and professional services revenues are recognized using the percentage-of-completion method where reasonably dependable estimates of progress toward completion of a contract can be made in accordance with SOP 81-1 Accounting for Performance of Construction-Type and Certain Production-Type Contracts. The Company estimates the percentage-of-completion on contracts utilizing costs incurred to date as a percentage of the total costs at project completion, subject to meeting agreed milestones. In the event that a milestone has not been reached, the associated cost is deferred and revenue is not recognized until the customer has accepted the milestone. Recognized revenues and profit are subject to revisions as the contract progresses to completion. Revisions in profit estimates are charged to earnings in the period in which the facts that give rise to the revision become known. It should be noted that a significant number of the Company’s license and services revenue are recognized under the percentage-of-completion method. If the Company does not have a sufficient basis to estimate the progress towards completion, revenue is recognized when the project is complete or when final acceptance is received from the customer.

When services are not considered essential to the functionality of the software, the entire arrangement fee is allocated to each element in the arrangement based on the respective vendor specific objective evidence (“VSOE”) of the fair value of each element. VSOE used in determining the fair value of license revenues is based on the price charged by the Company when the same element is sold in similar volumes to a customer of similar size and nature on a stand-alone basis. VSOE used in determining fair value for installation, integration and training is based on the standard daily rates for the type of services being provided multiplied by the estimated time to complete the task. VSOE used in determining the fair value of maintenance and technical support is based on the annual renewal rates. The revenue allocable to the consulting services is recognized as the services are performed. In instances where VSOE exists for undelivered elements but does not exist for delivered elements of a software arrangement, the Company uses the residual method of allocation of the arrangement fees for revenue recognition purposes.

Maintenance revenue: Maintenance revenues consist of revenue derived from contracts to provide post-contract customer support ("PCS") to license holders. These revenues are recognized ratably over the term of the contract. Advance billings of PCS are not recorded to the extent that the term of the PCS has not commenced or payment has not been received.

Professional services revenue: Professional services revenues are recognized as the services are performed, generally on a time and material basis. Professional services revenues attributed to fixed price arrangements are recognized using the percentage of total estimated direct labor costs to complete the project.

(c)	Goodwill:

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the synergies of the business combination.

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

Goodwill is not amortized but is tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statement of operations. The Company completed its goodwill impairment test at December 31, 2006 and determined no impairment existed.

(d)	Impairment of long-lived assets:

Long-lived assets, including capital assets and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. At March 31, 2007, no events or circumstances had occurred that suggested that the carrying amounts of the long-lived asset may not be recoverable.

(e)	Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Management considers projected future taxable income, uncertainties related to the industry in which the Company operates and tax planning strategies in making this assessment.

(f)	Newly adopted accounting standards:

Effective January 1, 2007, the Company adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (“CICA”). These standards were adopted on a prospective basis with no restatement of prior period financial statements.

Changes in accounting policies:
In July 2006, the CICA replaced Section 1506, Accounting Changes, with a new section based on International Financial Reporting Standard IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The objective of Section 1506 is to prescribe the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and corrections of errors. The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Financial Instruments:
In January 2005, the CICA issued Section 3855, Financial Instruments- Recognition and measurement. Section 3855 establishes standards for recognition and measurement of financial assets, financial liabilities and non-financial derivatives. The standard requires that financial instruments within scope, including derivatives, be included on the Company’s balance sheet and measured at fair value, except for loans and receivables, held-to-

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

maturity financial assets and other financial liabilities which are measured at cost or amortized cost. Held for trading financial assets and financial liabilities are measured at fair value and subsequent changes in fair value are recognized in the consolidated statements of operations in the period in which they arise. Available-for-sale financial assets are measured at fair value, with unrealized gains and losses, including changes in foreign exchange rates, recognized in other comprehensive income until the financial asset is derecognized or impaired, at which time any unrealized gains or losses are recorded in the consolidated statements of operations.

The Company has classified its cash and cash equivalents as held-for-trading as the balance represents a medium of exchange. The Company’s amounts receivable are classified as loans and receivables and its amounts payable and accrued liabilities are classified as other liabilities. Due to the immediate or short-term maturity of these financial instruments, their carrying values are estimated to approximate their fair values. As a result, no adjustments to the Company’s consolidated financial statements were made for the period ended March 31, 2007.

At January 1, 2007 and March 31, 2007, the Company has no derivative financial instruments.

Section 3855 also requires that obligations undertaken in issuing a guarantee that meets the definition of a guarantee pursuant to Accounting Guideline 14, Disclosure of Guarantees (“AcG-14”) be recognized at fair value at inception. No subsequent re-measurement at fair value is required unless the financial guarantee qualifies as a derivative. The Company has no guarantees that require disclosure and re-measurement at January 1, 2007 and March 31, 2007.

The adoption of the standard did not have a material impact on the Company’s consolidated financial statements.

Comprehensive Income and Shareholders’ Equity:
In January 2005, the CICA issued new Handbook Section 1530, Comprehensive Income, and Section 3251, Equity. Section 1530 establishes standards for reporting and display of comprehensive income. Comprehensive income consists of net income and all other changes in shareholders’ equity that do not result from changes from transactions with shareholders, such as cumulative foreign currency translation adjustments and unrealized gains or losses on available-for-sale securities. The standard does not address issues of recognition or measurement for comprehensive income and its components. At January 1, 2007 and March 31, 2007, there are no adjustments to net income required to reconcile to the comprehensive income/loss.

Section 3251 establishes standards for the presentation of equity and changes in equity during the reporting period. The requirements in this section are in addition to Section 1530 and recommends that an enterprise should present separately the following components of equity: retained earnings, accumulated other comprehensive income, the total for retained earnings and accumulated other comprehensive income, contributed surplus, share capital and reserves. The Company has included a Consolidated Statement of Changes in Shareholders’ Equity in its consolidated financial statements.

3.    Shareholders’ equity

(a)   Share consolidation:

On June 5, 2006, the Company filed articles of amendment to effect a four-to-one-share consolidation of the Company’s outstanding common shares. The share consolidation was approved by the shareholders of the Company on May 17, 2006. Accordingly, information relating to the number of shares and net income per share presented in the consolidated statements of operations gives effect to this share consolidation for all periods presented.

(b)   Outstanding shares:

At March 31, 2007, the Company had outstanding common shares of 20,591,240 (2006 - 16,970,833) and 1,906,920 (2006 - 2,140,964) share purchase options outstanding at a weighted average exercise price of Canadian $8.58.

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

4.    Stock-based compensation

During the three-month period ended March 31, 2007 and 2006, the Company recorded stock-based compensation expense of $403,912 and $478,857, respectively. The Black-Scholes option pricing model was used to estimate the fair value of the options at the grant date based on the following assumptions:

	2007	2006

Volatility	44.4%	38.0%
Risk-free interest rate	4.81 - 4.85%	4.75%
Expected life	5 years	5 years
Dividend yield	-	-

5.   Segment information

The Company operates in a single reportable operating segment, which provides transaction processing solutions to the pharmaceutical benefits industry. The Company operates in two geographic areas as follows:

	Three months ended
	March 31,
Revenue	2007	2006

United States	$23,166,001	$19,021,754
Canada	1,155,945	315,399
Total	$24,321,946	$19,337,153

For the three-month period ended March 31, 2007, one customer accounted for 13.3% of total revenue. For the three-month period ended March 31, 2006, no one customer accounted for more than 10% of total revenue.

At March 31, 2007, one customer accounted for 10.2% of the total accounts receivable balance. At December 31, 2006, no one customer accounted for more than 10% of the total accounts receivable balance.

6.    Supplemental cash flow information

(a)    The components of cash and cash equivalents are as follows:

	March 31, 2007	December 31, 2006

Cash on deposit	$17,412,618	$21,957,902
U.S. money market funds	4,896,793	4,834,411
Commercial paper (less than 90 days)	31,178,171	30,841,264
Certificates of deposit (less than 90 days)	23,449,105	13,279,760
Canadian dollar deposits (Cdn. $35,000 at 1.1586; December 31, 2006 - Cdn. $35,000 at 1.165)	30,208	30,043
	$76,966,895	$70,943,380

At March 31, 2007 and December 31, 2006, cash on deposit included $5,719,492 and $2,963,719 in pharmacy benefit claim payments, which represent cash received from the Company’s customers whose members have had prescriptions filled at participating pharmacies and payable to certain pharmacies. The related pharmacy benefit claim payment liability is included in current liabilities.

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

At March 31, 2007 and December 31, 2006, cash on deposit included $2,521,673 and $1,172,801 in pharmacy benefit management (“PBM”) rebates, respectively. These PBM rebates relate to certain of the Company’s contracts with brand drug manufacturers whereby the Company’s customers earn rebates by purchasing their products. The cash related to PBM rebates received is offset by a payable included in current liabilities. Both the asset and liability are reduced when the Company pays its customer.

(b)	Change in working capital:

	Three months ended
	March 31,
	2007	2006

Accounts receivable, net	$(1,410,787)	$(4,900,632)
Prepaid expenses	522,462	73,926
Unbilled revenue	(597,367)	(241,132)
Inventory	(23,008)	14,121
Deferred revenue	369,550	530,217
Deferred rent	259,957	-
Pharmacy benefit claim payments payable	2,755,773	-
Pharmacy benefit management rebates payable	1,348,872	-
Accounts payable and accrued liabilities	678,661	1,835,124
	$3,904,113	$(2,688,376)

(c)	Supplemental cash flow information:

	Three months ended
	March 31,
	2007	2006

Interest received	$(990,316)	$(483,801)
Interest paid	$30,922	$390,478
Income taxes paid	$360,358	$-

7.   Goodwill and other intangible assets

On December 17, 2004, the Company, through a wholly-owned subsidiary, acquired all of the outstanding shares of Health Business Systems, Inc. (“HBS”), based in Warminster, Pennsylvania, which provides retail pharmacy management systems and workflow technology, pursuant to a purchase agreement (the “HBS Stock Purchase Agreement”.)

Under the terms of the HBS Stock Purchase Agreement, on June 1, 2005, the Company paid $2,000,000 to an interest-bearing escrow account, subject to specified earn-out targets being met. At June 1, 2005, the $2,000,000 contingent consideration was recorded as a long-term asset to be recorded as additional purchase price consideration when the contingency was resolved. At September 30, 2006, it was determined that the specified earn-out targets would most likely be met during the fourth quarter of 2006 and, therefore, the $2,000,000 was reclassed from “Other assets” to “Goodwill and other intangible assets.”

During January 2007, the $2,000,000 was released from escrow and paid to the former shareholders of HBS.

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

8.    Reconciliation of significant differences between accounting principles generally accepted in Canada and the United States

These interim consolidated financial statements have been prepared in accordance with Canadian GAAP and conform in all material respects with U.S. GAAP except as follows:

(a) Consolidated statements of operations and earnings per share:

	Three months ended
	March 31,
	2007	2006

Net income in accordance with Canadian GAAP	$3,732,135	$5,576,532
Adjustments for:
Stock-based compensation (b)	1,374	50,000
Net income in accordance with U.S. GAAP	$3,733,509	$5,626,532

The basic and diluted earnings per share under U.S. and Canadian GAAP are as follows:

Canadian GAAP
Basic	$0.18	$0.33
Diluted	$0.17	$0.31

U.S. GAAP
Basic	$0.18	$0.33
Diluted	$0.17	$0.31

(b)  Stock-based compensation:

Under Canadian GAAP, the Company accounts for stock-based compensation to employees and directors as described in Notes 1(l) and 7 of the audited annual consolidated financial statements for the year ended December 31, 2006. Under U.S. GAAP, the Company similarly elected to follow the fair value method in accordance with FASB Statement No. 123, Accounting for Stock-based Compensation (“SFAS 123”), as of January 1, 2004 using the modified prospective transition method. Prior to January 1, 2004 the Company followed APB 25, Accounting for Stock Issued to Employees. Under SFAS 123, compensation expense is recorded as a charge to income and a credit to additional paid-in-capital over the service period. As the Company did not have any deferred compensation, stock-based compensation liabilities or deferred income taxes recorded as of January 1, 2004, there was no required opening adjustment relating to these accounts. The amounts that would otherwise have been recorded as compensation in the year as if the fair value method had always been applied will be recorded in income on a prospective basis. Since, for Canadian GAAP purposes, the Company retroactively restated the stock-based compensation relating to the fiscal years 2003 and 2004, an adjustment was made to the U.S. GAAP opening deficit and contributed surplus (APIC) accounts to remove the impacts of the Canadian restatement relating to any unvested options as of January 1, 2004.

Effective January 1, 2006, the Company adopted the provisions of FASB Statement No. 123R (“SFAS 123R”), which requires all share-based payments to be recognized in the financial statements based on the grant date fair values using either a modified-prospective or modified-retrospective transition method. The Company adopted this standard using the modified-prospective method and, therefore, recognized stock-based compensation expense for any new share-based awards and awards modified, repurchased or cancelled after January 1, 2006 over the requisite

SYSTEMS XCELLENCE INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2007

service period. In addition, the Company recognizes stock-based compensation expense for previously granted unvested awards outstanding as of January 1, 2006 over the remaining portion of the requisite service period.

Under SFAS 123R, the Company is required to determine the grant date fair value of the stock-based awards granted. The Company is continuing to use the Black-Scholes option pricing model to value these options. The related grant date fair value is subsequently recognized as stock-based compensation expense over the requisite service period. Currently, the Company adjusts compensation cost for actual forfeitures at the time forfeitures occurred, as is permitted under Canadian GAAP. SFAS 123R requires the Company to estimate forfeitures as part of the initial measure of the grant date fair value of the award. The cumulative effect of the change in accounting policy for the adjustment related to the forfeitures for the prior periods is $50,000 at January 1, 2006.

Under U.S. GAAP, the expense related to share-based payment arrangements should be presented in the same income statement line item as the cash compensation to those employees. Accordingly, the allocation of the stock-based compensation expense would be as follows:

	Three months ended
	March 31,
	2007	2006

Project costs	$50,538	$100,921
Product development costs	51,834	50,825
Selling, general and administrative	300,169	327,111
	$402,541	$478,857

(c)  Recently adopted accounting standards:

In June 2006, the FASB issued Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes, which intends to clarify the accounting for uncertainty in incomes taxes recognized in the Company’s financial statements. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for the Company’s fiscal year beginning January 1, 2007. At March 31, 2007, the Company is not aware of any tax positions taken or expected to be taken in a tax return that would give rise to a measurement difference between Canadian and U.S. GAAP pursuant to the adoption of FIN 48.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (“SAB 108”). SAB 108 requires that public companies utilize a “dual-approach” to assessing the quantitative effects of financial misstatements. This dual-approach includes both an income statement focused assessment and a balance sheet focused assessment. The Company adopted SAB 108 effective January 1, 2006 with no impact on the Company’s consolidated financial statements.

(d)   New accounting standards yet to be adopted:

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115 (“SFAS No. 159”), which permits companies to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS No. 159 is effective for the Company’s fiscal year beginning January 1, 2008 and is not expected to have an impact on the Companies consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under generally accepted accounting principles. SFAS No. 157 is effective for the Company’s fiscal year beginning January 1, 2008 and is not expected to have an impact on the Company’s consolidated financial statements.